UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13G Under the Securities Exchange Act of 1934 (Amendment No. )*

Corgi International Limited (formerly Zindart Limited) (Name of Issuer)
American Depositary Shares (Title of Class of Securities)
989597109 (CUSIP Number)
, (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[		] Rule 13d-1(b)
[		] Rule 13d-1(c)
[	X	] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G
CUSIP No. 989597109

1.	Names of Reporting Persons. ChinaVest IV, L.P. I.R.S. Identification Nos. of above persons (entities only). 98-0136337

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]

3.	SEC USE ONLY

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 1,755,104

	6.	Shared Voting Power 84,280

	7.	Sole Dispositive Power 1,755,104

	8.	Shared Dispositive Power 1,755,104

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,839,384

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 19.1

12.	Type of Reporting Person PN

         The Issuer changed its name from Zindart Limited (ZNDT) to Corgi International Limited (CRGI) during calendar 2005. This Schedule 13G is being filed by ChinaVest Partners IV, a Delaware general partnership ("CVP")and ChinaVest IV, L.P., a Delaware limited partnership ("CV4"). CVP4 is the general partner of CV4, the beneficial owner of 1,839,384 American Depositary Shares of the Issuer ("Shares") covered by this statement. CV4 is one of two affiliated venture capital Funds with ownership in the Issuer. An affiliate of CV4, ChinaVest Management Limited, a Bermuda corporation, is the general partner of an affiliated venture Fund, ChinaVest IV-B, L.P., a Bermuda limited partnership ("CV4B").

         CVP is filing this Schedule by reason of its power to vote and dispose of the shares of the Issuer legally and beneficially owned by CV4. CV4 is filing this Schedule by reason of its ownership of 1,755,104 Shares, or 18.2% of its outstanding securities. CV4B owns 0.9% (84,280 Shares) of the Issuer's outstanding securities. However, because an affiliate of CVP is the general partner of CV4B, the shares of the Issuer legally owned by CV4B are reported in this Schedule 13G as being beneficially owned by CVP and CV4.

CV4 and CV4B acquired their direct ownership interest in the Issuer by the liquidation in September 2003 of HYP Holdings Limited (as to 278,383 Shares of the then outstanding Shares) and December 2003 of ZIC Holdings Limited (as to 1,808,869 of the then outstanding Shares) and the distribution of their respective assets consisting of Shares. Prior to the liquidations of HYP Holdings Limited and ZIC Holdings Limited, CV4 and CV4B had been indirect beneficial owners of Zindart through HYP Holdings Limited and ZIC Holdings Limited, existing shareholders of the Issuer at the time the Issuer became obligated to file reports under the Exchange Act of 1934.
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Item 1.
(a)	Name of Issuer Corgi International Limited (formerly Zindart Limited)
(b)	Address of Issuer's Principal Executive Offices 1203 East Wing New World Office Building 24 Salisbury Road Tsimshatsui Kowloon, Hong Kong SAR

Item 2.
(a)	Name of Person Filing ChinaVest IV, L.P. ChinaVest Partners IV
(b)	Address of Principal Business Office or, if none, Residence c/o Prentice Hall Corp. System, Inc. 32 Lookerman Square, Suite L-100 Dover, DE 19901
(c)	Citizenship Delaware Delaware
(d)	Title of Class of Securities American Depositary Shares
(e)	CUSIP Number 989597109

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.
(a)	Amount beneficially owned: 1,839,384
(b)	Percent of class: 19.1
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote 1,755,104
	(ii)	Shared power to vote or to direct the vote 84,280
	(iii)	Sole power to dispose or to direct the disposition of 1,755,104
	(iv)	Shared power to dispose or to direct the disposition of 84,280

Item 5.	Ownership of Five Percent or Less of a Class

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [    ].

Instruction: Dissolution of a group requires a response to this item.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
N/A

Item 8.	Identification and Classification of Members of the Group

Item 9.	Notice of Dissolution of Group

Item 10.	Certification

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 30, 2006
ChinaVest IV, L.P.
By:	/s/ Edward B. Collins Edward B. Collins
Title:	Partner, ChinaVest Partners IV, Its General Partner

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